Exhibit 4.1

                                    EXHIBIT A
                       AMENDED CERTIFICATE OF DESIGNATION
                            SERIES B PREFERRED STOCK


         The Series B Preferred Stock ("Series B Stock") shall consist of 1,000,000 shares, par value $0.001 per share. The preferences, rights and privileges of the Series B Stock shall be as follows:

         o Each holder of Series B Stock shall be entitled to vote on all matters for which the shareholders of the corporation have the right to vote and shall be entitled to 255 votes per share. The holders of shares of Series B Stock and the holders of Common Stock shall vote together as a single class on all matters.

         o The Series B Stock shall be subject to redemption, in the absolute discretion of the board of directors at any time, in exchange for the issuance of one million (1,000,000) shares of Common Stock ("Redemption Price"). The time of redemption shall be referred to as the "Series B Redemption Date". At least 15 days but no more than 30 days prior to the Series B Redemption Date written notice (" Redemption Notice") shall be mailed, first class postage prepaid, to each holder of record ( at the close of business on the business day next preceding the day on which the notice is given) of the Series B Stock to be redeemed, at the address shown on the records of the corporation for such holder. The Redemption Notice shall notify each holder of the redemption to be effected, specifying he number of shares to be redeemed from such holder, the Redemption Date and Redemption Price, the place at which payment may be obtained and calling upon each holder to surrender to the corporation, in the manner and at the place designated, his certificates representing the shares to be redeemed. Each holder of Series B Stock to be redeemed shall surrender to the corporation the certificates representing such shares in the manner and at the place designated in the Redemption Notice. Thereafter, the Redemption Price shall be payable to the order of the person whose name appears on such certificates as the owner thereof. Each such surrendered certificate shall be canceled.

              From and after the Redemption Date, unless there has been a default in the payment of the Redemption Price, all rights of the holders of shares of Series B Stock designated for redemption in the Redemption Notice as holders of Series B Stock shall cease with respect to such shares and such shares shall not thereafter be transferred on the books of the corporation or be deemed outstanding for any purpose whatsoever.

         o Dividends shall be declared and set aside for any shares of the Series" B" Stock in the same manner as the Common Stock.

         o In the event of any liquidation, dissolution or winding up of the corporation, the holders of the Series B Stock shall be entitled to be paid out of the assets of the corporation available for distribution to its shareholders in the same manner as, and without preference over, the holders of Common Stock.